UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2*)

Ranger Energy Services, Inc.

(Name of Issuer)

CLASS A COMMON STOCK, $0.01 PAR VALUE

(Title of Class of Securities)

75282U 104

(CUSIP Number)

Bayou Well Holdings Company, LLC

1310 W. Sam Houston Pkwy N.

Houston, Texas 77043

(713) 463-1504

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

May 11, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.     ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 75282U 104

1	Name of Reporting Persons Bayou Well Holdings Company, LLC 45-2639123
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Texas
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0
	8	Shared Voting Power 10,055,830*
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 1,775,261**
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,055,830*
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 65.54%***
14	Type of Reporting Person OO

*

Consists of (a) 3,189,676 shares of Class A Common Stock (as defined in Item 1) of the Issuer (as defined in Item 1) and (b) 6,866,154 shares of Class B Common Stock, par value of $0.01 per share, of the Issuer (“Class B Common Stock”) and an equivalent number of units of RNGR Energy Services, LLC (“Ranger Units”), which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to that certain Amended and Restated Limited Liability Company Agreement of Ranger LLC (the “Ranger LLCA”). The Class A Common Stock, Class B Common Stock and Ranger Units are collectively referred to herein as the “Securities.” See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Based on a combined total of 15,343,579 shares of Class A Common Stock. This combined total consists of (a) 8,477,425 shares of Class A Common Stock outstanding as of April 29, 2020, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person (as defined below) as of April 29, 2020 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Richard E. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds PF
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 137,931*
	8	Shared Voting Power 10,055,830**
	9	Sole Dispositive Power 137,931*
	10	Shared Dispositive Power 1,775,261***
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,193,761****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 66.44%*****
14	Type of Reporting Person IN

*

Consists of 137,931 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,189,676 shares of Class A Common Stock and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

****

Consists of (a) 137,931 shares of Class A Common Stock, (b) 3,189,676 shares of Class A Common Stock and (c) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,343,579 shares of Class A Common Stock. This combined total consists of (a) 8,477,425 shares of Class A Common Stock outstanding as of April 29, 2020, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of April 29, 2020 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

CUSIP No. 75282U 104

1	Name of Reporting Persons Brett T. Agee
2	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3	SEC Use Only
4	Source of Funds OO
5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 26,498*
	8	Shared Voting Power 10,055,830**
	9	Sole Dispositive Power 26,498*
	10	Shared Dispositive Power 1,775,261***
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,082,328****
12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 66.06%*****
14	Type of Reporting Person IN

*

Consists of 26,498 shares of Class A Common Stock. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

**

Consists of (a) 3,189,676 shares of Class A Common Stock of the Issuer, and (b) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

***

Consists of (a) 1,325,261 shares of Class A Common Stock and (b) 450,000 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated 15,343,579.

****

Consists of (a) 26,498 shares of Class A Common Stock, (b) 3,189,676 shares of Class A Common Stock and (c) 6,866,154 shares of Class B Common Stock and an equivalent number of Ranger Units, which together are exchangeable for shares of Class A Common Stock on a one-for-one basis pursuant to the Ranger LLCA. See Item 5 for a further description of the beneficial ownership of Class A Common Stock reported herein, which description is incorporated herein by reference.

*****

Based on a combined total of 15,343,579 shares of Class A Common Stock. This combined total consists of (a) 8,477,425 shares of Class A Common Stock outstanding as of April 29, 2020, and (b) assumes that all 6,866,154 shares of Class B Common Stock beneficially owned by the Reporting Person as of April 29, 2020 (along with an equivalent number of Ranger Units, and no other shares of Class B Common Stock or Ranger Units) were exchanged for newly-issued shares of Class A Common Stock on a one-for-one basis.

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Schedule 13D filed jointly by Bayou Well Holdings Company, LLC, Richard E. Agee and Brett T. Agee (collectively, the “Reporting Persons”), as amended by Amendment No. 1 filed on March 12, 2020 (the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined in this Amendment No. 2 shall have the meanings ascribed to them in the Schedule 13D.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby supplemented by adding the following:

On May 11, 2020, CSL Capital Management, L.P. (“CSL”) and Bayou Well Holdings Company, LLC (“Bayou” and, together with CSL, the “Offering Parties”) withdrew the preliminary non-binding offer submitted to the Board on March 12, 2020 for the acquisition of all of the outstanding publicly held shares of common stock of the Issuer not already owned by the Offering Parties and their respective affiliates in exchange for $6.00 in cash per share (the “Non-Binding Offer”), subject to certain terms and conditions (the “Transaction”).

The letter of the Offering Parties withdrawing their offer is attached hereto as Exhibit 8.

There can be no assurance that no further discussions will occur among or between Bayou, the Offering Parties or the Issuer with respect to potential transactions. Each Reporting Person reserves the right to change its intention with respect to any or all of the matters required to be disclosed in this Item 4. Discussions concerning the Transaction may be re-commenced or revised at any time and without prior notice. Furthermore, except as may be required by law, the Reporting Persons do not intend to disclose developments with respect to the foregoing. Except as expressly stated herein, the foregoing is not intended to limit the matters previously disclosed in Item 4 of this Schedule 13D.

Item 7.	Material to Be Filed as Exhibits

Item 7 of the Schedule 13D is hereby supplemented as follows:

Exhibit 8	Letter to the Board of Directors concerning the withdrawal of the non-binding offer by CSL Capital Management, LP and Bayou Well Holdings Company, LLC, dated May 11, 2020.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2020

Bayou Well Holdings Company, LLC

By:	/s/ Brett T. Agee
	Name:	Brett T. Agee
	Title:	President and Chief Executive Officer

Richard E. Agee

/s/ Richard E. Agee
Richard E. Agee

Brett T. Agee

/s/ Brett T. Agee
Brett T. Agee